DSM Press Release

820-3120

DSM, Corporate Communications
P[redacted]The Netherlands
T ax (31) 45 5740680
I
E

02049086

22L

02 AUG -6 AM 12:07

SUPPL

DSM

25 July 2002

Further recovery of operating profit in second quarter (up 12% from Q2 2001 and 26% from Q1 2002)

- *Operating profit on ongoing activities for Q2 2002 EUR 102 million, up 12% from Q2 2001 and 26% from Q1 2002.*
- *Net profit EUR 959 million, including extraordinary profit of EUR 840 million.*
- *Sale of DSM Petrochemicals completed; cash revenues of EUR 2.0 billion received.*
- *Interim dividend EUR 0.58 (2001: EUR 0.58).*
- ***Outlook: operating profit on ongoing activities for 2002 substantially higher than that for 2001.***

second quarter			*EUR million*	first half		
2002	2001	+/-		2002	2001	+/-
			Ongoing activities			
1,428	**1,463**	**-2%**	**Net sales**	**2,788**	**2,964**	**-6%**
194	192	+1%	Operating profit plus depreciation and amortization (EBITDA)	374	395	-5%
110	**98**	**+12%**	**Operating profit before amortization of goodwill (EBITA)***	**198**	**205**	**-3%**
59	57	+4%	- Life Science Products	112	118	-5%
33	38	-13%	- Performance Materials	61	76	-20%
15	7	+114%	- Industrial Chemicals	22	28	-21%
3	-4		- Other activities	3	-17	
102	**91**	**+12%**	**Operating profit (EBIT)**	**183**	**191**	**-4%**
			Discontinued activities (DSM Petrochemicals and EBN)			
558	624		Net sales	1,029	1,248	
83	87		Operating profit plus depreciation and amortization (EBITDA)	125	173	
55	59		Operating profit (EBIT)	67	118	
			Total DSM:			
1,986	2,087	-5%	Net sales	3,817	4,212	-9%
157	150	+5%	Total operating profit (EBIT)	250	309	-19%
120	106	+13%	Profit on ordinary activities after taxation	188	212	-11%
840	-		Extraordinary profit after taxation	840	70	
959	106	+805%	Net profit	1,027	283	+263%
			Per ordinary share in EUR:			
1.18	1.04		- profit on ordinary activities after taxation	1.83	2.09	
1.25	1.12		- same as above, before amortization of goodwill	1.98	2.24	
9.88	1.05		- net earnings	10.54	2.84	
96.5	96.1		Average number of ordinary shares (million)	96.4	96.0	

PROCESSED
AUG 08 2002
THOMSON FINANCIAL

* Including changes in presentation (see Q1 2002 press release and the appendix to this press release); these changes are also reflected in the pro forma figures for 2001.

The financial information set out in this quarterly report has not been audited.

General
DSM's profit on ordinary activities after taxation for the second quarter of 2002 (including DSM Petrochemicals) amounted to EUR 120 million, up 13% from the second quarter of 2001 and 76% from the first quarter of 2002. In addition, DSM posted an extraordinary profit after taxation of EUR 840 million. Net earnings per ordinary share excluding extraordinary gains amounted to EUR 1.17 (EUR 9.88 including extraordinary gains).

Commenting on the results, DSM Managing Board chairman Peter Elverding said: *"The operating profit for the second quarter was at the upper end of our forecast. An important milestone in this quarter was that at the end of June we completed the sale of our petrochemicals business to SABIC entirely according to plan. We are now even better placed, in both strategic and financial terms, to take further steps towards the realization of our Vision 2005 strategy. In addition, we are proud that we were awarded the title "Royal" on the occasion of our 100th anniversary.*

With regard to the outlook for 2002 he said: *"Economic recovery is still hesitant, and the lower exchange rate for the dollar is not to our advantage. Nevertheless, I expect DSM's operating profit on ongoing activities for 2002 as a whole to be substantially better than last year on a comparable basis."*

Net sales

second quarter		*EUR million*	first half	
2002	2001		2002	2001
552	565	Life Science Products	1,069	1,120
461	494	Performance Materials	910	989
316	319	Industrial Chemicals	607	676
99	85	Other activities	202	179
1,428	1,463	Total, ongoing activities	2,788	2,964
558	624	Discontinued activities	1,029	1,248

Net sales of DSM's ongoing activities in the second quarter of 2002 amounted to EUR 1.4 billion, a decrease of 2% compared with the second quarter of 2001. Autonomous volume growth was 5%. Selling prices were down 3% on average. Divestments and exchange rate developments (in particular for the US dollar) each had an effect of -2% on sales.

Operating profit
The operating profit on ongoing activities for the second quarter was EUR 102 million, which is 12% higher than in the second quarter of 2001 and 26% higher than in the first quarter of 2002. This increase was caused by lower raw materials costs in all clusters and higher sales volumes in the Industrial Chemicals cluster in particular. Fixed costs were lower as a result of ongoing restructuring programmes.

Review by cluster

Life Science Products

second quarter 2002	second quarter 2001	EUR million	first half 2002	first half 2001
572	589	Net sales including intra-Group supplies	1,103	1,165
95	94	Operating profit plus depreciation and amortization	185	191
59	57	Operating profit	112	118

Sales in this cluster decreased 3% compared with Q2 2001, mainly as a result of divestments and a higher exchange rate for the euro. The operating profit, including income from the sale of technology amounting to a few million euros, increased by 4%. DSM Fine Chemicals posted slightly lower sales and a lower operating profit, which was attributable to the pharma products and aspartame businesses. However, the operating profit for the pharma products business was better than in the first quarter of 2002. DSM Food Specialties and DSM Bakery Ingredients posted clearly better operating profits, while DSM Anti-Infectives' operating profit was slightly below the Q2 2001 level.

Performance Materials

second quarter 2002	second quarter 2001	EUR million	first half 2002	first half 2001
477	513	Net sales including intra-Group supplies	939	1,024
53	63	Operating profit plus depreciation and amortization	103	123
33	38	Operating profit	61	76

This cluster's sales and operating profit were down 7% and 13%, respectively, from the second quarter of 2001. This was due to lower sales volumes in particular at DSM Desotech, which suffered from the continuing slump in the glass fibre and telecom industries. All other businesses in this cluster posted higher sales volumes and higher margins and consequently higher operating profits than in Q2 2001. The operating profit for the cluster as a whole was 18% higher than in the first quarter of 2002.

Industrial Chemicals

second quarter 2002	second quarter 2001	EUR million	first half 2002	first half 2001
352	358	Net sales including intra-Group supplies	670	761
34	28	Operating profit plus depreciation and amortization	63	74
15	7	Operating profit	22	28

With sales volumes increasing but prices decreasing, sales in this cluster on balance decreased by 2% compared with the second quarter of 2001. The cluster's operating profit was higher than in Q2 2001. Higher sales volumes and lower fixed costs compensated for lower margins. DSM Fibre Intermediates was in the black again after having gone through a number of difficult quarters. DSM Energy saw its operating profit decrease as the price of oil was lower than in the second quarter of 2001.

Other activities

second quarter		*EUR million*	**first half**	
2002	2001		2002	2001
100	87	Net sales including intra-Group supplies	204	183
12	7	Operating profit plus depreciation and amortization	23	7
3	-4	Operating profit	3	-17

The operating profit was higher than in Q2 2001, mainly as a result of cost reductions at the service units.

Discontinued activities

DSM Petrochemicals and EBN

second quarter		*EUR million*	first half	
2002	2001		2002	2001
610	684	Net sales including intra-Group supplies	1,124	1,393
83	87	Operating profit plus depreciation and amortization	125	173
55	59	Operating profit	67	118
55	*42*	*of which: - DSM Petrochemicals*	*67*	*86*
-	*17*	*- EBN*	-	*32*

Since the sale of DSM Petrochemicals took retroactive effect from 1 January 2002, the result of this business for the first half of 2002 has been deducted from the book profit.

Net profit
The *Balance of financial income and expense* amounted to an interest expense of EUR 11 million, which is EUR 15 million lower than in Q2 2001. The decrease was due mainly to lower interest rates, a lower gross debt and higher interest income due to the investment of the revenues from the sale of the depositary receipts of Energie Beheer Nederland.

The *effective tax rate* was 18%, the same as in the second quarter of 2001.

The *Profit on ordinary activities after taxation* was EUR 120 million, up 13% (EUR 14 million) from Q2 2001.

The *Profit from non-consolidated companies* amounted to EUR 1 million, a decrease of EUR 4 million which was due to a decrease in the profits of Methanor.

DSM

Interim dividend

It has been decided to pay out an interim dividend of EUR 0.58 per ordinary share for 2002 (the same as in 2001); this represents a third of the dividend of EUR 1.75 per ordinary share paid out for 2001. The interim dividend is no indication of the total dividend for 2002. The interim dividend for 2002 will be paid out in cash.

During the current phase of the transformation process, DSM's dividend policy is aimed at maintaining the dividend at an unchanged level.

Heerlen, 25 July 2002
The Managing Board of Directors

Important dates

DSM share quoted ex-interim-dividend:	Friday, 26 July 2002
Interim dividend made payable:	Tuesday, 6 August 2002
Publication of third-quarter results:	Friday, 25 October 2002
Annual Report 2002:	Wednesday, 12 February 2003
Annual General Meeting:	Wednesday, 2 April 2003

For more information

DSM, Investor Relations
Tel.: (+31) 45 578 2477, fax: (+31) 45 578 2595
E-mail: investor.relations@dsm.com
Internet: www.dsm.com
DSM N.V., P.O. Box 6500, 6401 JH Heerlen, The Netherlands

DSM

Consolidated statement of income (DSM total)

second quarter 2002	second quarter 2001	*EUR million*	first half 2002	first half 2001
1,986	2,087	net sales	3,817	4,212
277	279	operating profit plus depreciation and amortization (EBITDA)	499	568
165	157	operating profit before amortization of goodwill (EBITA)	265	323
-8	-7	amortization of goodwill	-15	-14
157	150	operating profit (EBIT)	250	309
-11	-26	balance of financial income and expense	-19	-54
146	124	profit on ordinary activities before taxation	231	255
-27	-23	taxes on profit on ordinary activities	-42	-56
1	5	profit from non-consolidated companies	-1	13
120	106	profit on ordinary activities after taxation	188	212
840	-	extraordinary profit after taxation	840	70
960	106	group profit after taxation	1,028	282
-1	0	minority interests' share	-1	1
959	106	net profit	1,027	283
959	106	net profit	1,027	283
-5	-5	dividend on cumulative preference shares	-11	-11
954	101	net profit available to holders of ordinary shares	1,016	272
1,079	235	cash flow	1,276	542
120	129	depreciation and amortization	249	259
131	171	capital expenditure	246	270
		per ordinary share in EUR*:		
1.18	1.04	- profit on ordinary activities after taxation	1.83	2.09
1.25	1.12	- same as above, before amortization of goodwill	1.98	2.24
9.88	1.05	- net earnings	10.54	2.84
11.13	2.39	- cash flow	13.13	5.53
		interim dividend	0.58	0.58
96.5	96.1	average number of ordinary shares (x million)	96.4	96.0
96.6	96.1	number of ordinary shares at end of period (x million)	96.6	96.1
		workforce	18,802	**21,504
		of which in the Netherlands	8,466	**10,285

* After deduction of dividend on cumulative preference shares.

** At year-end 2001.

The financial information set out in this quarterly report has not been audited.

DSM

Consolidated balance sheet

EUR million		30 June 2002		year-end 2001
fixed assets				
intangible fixed assets	491		594	
tangible fixed assets	2,847		3,607	
financial fixed assets	287		241	
	---------		---------	
		3,625		4,442
current assets				
inventories	930		1,171	
receivables	1,570		1,814	
cash	3,049		1,148	
	---------		---------	
		5,549		4,133
		---------		---------
Total		9,174		8,575

EUR million		30 June 2002		year-end 2001
group equity				
shareholders' equity	5,016		4,239	
minority interests' share	52		59	
	---------		---------	
		5,068		4,298
equalization account		24		30
provisions		811		809
long-term liabilities		1,373		1,533
current liabilities				
- interest-bearing	637		482	
- non-interest-bearing	1,261		1,423	
	---------		---------	
		1,898		1,905
		---------		---------
Total		9,174		8,575
capital employed		4,577		5,763
net surplus (or debt)		1,039		(867)
group equity / total assets		0.55		0.50
net surplus (or debt) / group equity		0.21		(0.20)

The financial information set out in this quarterly report has not been audited.

DSM

Statement of cash flows

EUR million	first half 2002		first half 2001	
Cash at beginning of period		1,148		204
Operating activities:				
- cash flow	1,276		542	
- change in working capital	-49		-196	
- other changes	-882		-155	
	---------		---------	
Net cash provided by operating activities		345		191
Investing activities:				
- capital expenditure	-246		-270	
- divestments	2,008		206	
- other changes	-22		27	
	---------		---------	
Net cash used in investing activities		1,740		-37
Dividend paid		-128		-134
Net cash provided by / used in financing activities		-56		-63
		---------		---------
Cash at end of period		3,049		161

Statement of changes in Shareholders' equity

EUR million	first half 2002	first half 2001
Shareholders' equity at beginning of period	4,239	3,040
Changes:		
- net profit	1,027	283
- dividend on ordinary shares	-171	-178
- dividend on cumprefs	-11	-22
- exchange differences	-79	10
- other	11	4
	---------	---------
Shareholders' equity at end of period	5,016	3,137

The financial information set out in this quarterly report has not been audited.

DSM

Change in presentation

APPENDIX

From 2002 onwards, all cost items over which the business groups have no control are accounted for under 'Other activities'. Moreover, since the first quarter of 2002 DSM Energy's exploration and production activities have been accounted for under 'Industrial Chemicals' instead of 'Other activities'.

Since 1 January 2002 EBN has been presented under "discontinued activities" and from the second quarter of 2002 onwards DSM Petrochemicals will also be presented in this category.

For the sake of comparison, the above changes in presentation have also been made in the figures for the four quarters of 2001 and the first quarter of 2002 provided in the table below.

EUR million		Q1 2001	Q2 2001	Q3 2001	Q4 2001	total 2001	Q1 2002
Ongoing activities							
LSP	Net sales	555	565	542	575	2,237	517
	EBITDA	97	94	92	93	376	90
	EBIT	61	57	57	55	230	53
PM	Net sales	495	494	448	418	1,855	449
	EBITDA	60	63	49	32	204	50
	EBIT	38	38	26	10	112	28
IC	Net sales	357	319	327	299	1,302	291
	EBITDA	46	28	52	29	155	29
	EBIT	21	7	28	8	64	7
Other activities	Net sales	94	85	84	94	357	103
	EBITDA	0	7	4	-5	6	11
	EBIT	-13	-4	-7	-17	-41	0
amortization of goodwill		-7	-7	-8	-7	-29	-7
total DSM	Net sales	1,501	1,463	1,401	1,386	5,751	1,360
	EBITDA	203	192	197	149	741	180
	EBIT	100	91	96	49	336	81
Discontinued activities							
DPC	Net sales	624	624	533	438	2,219	471
	EBITDA	71	70	49	48	238	42
	EBIT	44	42	19	17	122	12
EBN	EBIT/EBITDA	15	17	15	16	63	-
total	EBITDA	86	87	64	64	301	42
	EBIT	59	59	34	33	185	12
Total DSM	Net sales	2,125	2,087	1,934	1,824	7,970	1,831
	EBITDA	289	279	261	213	1,042	222
	EBIT	159	150	130	82	521	93

Capital expenditure on ongoing activities

EUR million	Q1 2001	Q2 2001	Q3 2001	Q4 2001	total 2001	Q1 2002
	88	154	114	205	561	97